Exhibit 99.1

Liberty Defense Announces Investor Relations Engagement with Global Impact Advisors LLC

WILMINGTON, MA – November 12, 2026 – Liberty Defense Holdings Ltd. ("Liberty" or the "Company") (NASDAQ: DETX; TSXV: SCAN), a leading provider of AI-based next-generation detection solutions for concealed weapons and threats, today announced that it has engaged Global Impact Advisors LLC ("GIA") to provide investor relations, strategic communications, and capital markets advisory services.

GIA will focus on expanding institutional investor awareness, strengthening existing shareholder relationships, and introducing Liberty to prospective investors. Its responsibilities include institutional investor outreach, shareholder communications, management meetings, non-deal roadshows, and strategic capital markets advisory services.

The engagement will be led by Kevin O'Dowd, Principal and Owner of Global Impact Advisors LLC, who brings more than 30 years of Wall Street experience spanning institutional equity sales, equity capital markets, investment management, and investor relations. Throughout his career, O'Dowd has worked with institutional investors, corporate management teams, and investment managers across North America, Europe, and Asia.

The consulting agreement became effective November 6, 2026, for an initial term of 12 months. GIA will receive a monthly cash retainer of US$10,000. Either party may terminate the agreement upon 30 days' written notice. No stock options, warrants, or other equity-based compensation have been granted under the agreement.

GIA is an independent consulting firm and will provide services under the direction of Liberty's management. Neither GIA or Kevin O'Dowd does not currently own or control any securities of Liberty Defense Holdings Ltd. GIA and Kevin O'Dowd are arm's-length parties to the Company. The engagement is subject to acceptance by the TSX Venture Exchange, as applicable.

About Liberty Defense

Liberty Defense Holdings Ltd. (NASDAQ: DETX; TSXV: SCAN) is a security technology company headquartered in Wilmington, Massachusetts. Its flagship product, HEXWAVE, is a walkthrough screening system whose AI algorithm detects metal and the non-metallic threats a metal detector cannot see, from 3D-printed guns and ceramic knives to contraband concealed on people.

Built on the same hardware across three configurations, HEXWAVE screens at any door, walkway or space, including ones that cannot support a screening lane, without physical contact, ionizing radiation or stored images. The system has been selected for use in aviation, government, courts and corrections, loss prevention, and public and commercial venues.

HEXWAVE is built on technology exclusively licensed from the Massachusetts Institute of Technology (MIT), is protected by U.S. patents, and is manufactured in the United States in compliance with the Trade Agreements Act and the Buy American Act.

Liberty has also licensed millimeter wave High-Definition Advanced Imaging Technology (HD-AIT) body scanner technology.

For more information, visit www.libertydefense.com.

About Global Impact Advisors LLC

Global Impact Advisors LLC is a Boston-area investor relations and capital markets advisory firm providing institutional investor outreach, strategic communications, and capital markets advisory services to publicly traded companies. The firm draws on more than three decades of Wall Street experience and relationships across North America, Europe, and Asia to help companies strengthen their engagement with institutional investors and the broader investment community.

For Further Information

Liberty Defense Holdings Ltd.

Keith Teichmann
Interim Chief Executive Officer
KTeichmann@LibertyDefense.com
www.libertydefense.com

Investor Relations

Kevin O'Dowd
Global Impact Advisors LLC
617-755-4602
kodowd@libertydefense.com

Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because Liberty can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty's actual results to differ materially from those indicated or implied by forward-looking statements and information, including those appearing in Liberty's public filings. Such factors include, among others: currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; general development, market and industry conditions; and other factors described in Liberty's public filings. The parties undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of their securities or their respective financial or operating results (as applicable).

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, is subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.